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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                  Commission File Number 1-10704


                          NOTIFICATION OF LATE FILING

     (Check One): [ ]  Form 10K [ ]  Form 11-K [ ]  Form 20-F  [X]  Form 10-Q
[ ] Form N-SAR

For Period Ended:         August 2, 1996
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[  ] Transition Report on Form 10-K       [  ]   Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ]   Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                        PART I.  REGISTRANT INFORMATION


Full name of registrant  Sport Supply Group, Inc.
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Former name if applicable

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Address of principal executive office  (Street and number)

                              1901  Diplomat Drive
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City, State and Zip Code   Farmers Branch, Texas  75234
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                       PART II.  RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[ ]  (b)  The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25
     (c) has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As of August 2, 1996, the Company was in violation of certain financial covenants contained in its senior credit facility. The Company is currently negotiating with its senior and participating lenders to obtain a waiver for such violation and to amend its credit agreement to provide additional borrowing capacity to support the Company's operations. No assurance can be given that such waiver and modifications will ultimately be obtained. In the event SSG is unable to obtain such waiver and modifications, the Company will be required to reclassify its indebtedness under the senior credit facility as current. In addition, the Company may be required to agree to a retroactive increase in the interest on such indebtedness. The results of the Company's negotiations with its lenders may have a material impact on its Report on Form 10-Q for the quarterly period ending August 2, 1996, including the amount of interest expense recognized in its earnings statement, the amount of interest expense charged to discontinued operations and the Company's discussion of its Liquidity and Capital Resources.

     As a result of the above, the Company is unable to file its Report on Form 10-Q for the quarterly period ended August 2, 1996 without unreasonable effort and expense.

     In order to satisfy its short-term and long-term liquidity needs primarily resulting from the projected expansion of the Company's revenue base, the Company will be required to arrange additional debt or equity financing.
In this regard, the Company is evaluating various transactions which include, among others, the following:

     1. the Company is negotiating with its senior lender to amend the senior credit facility to provide additional borrowing capacity;

     2. the Company has engaged an investment banking firm to sell the assets of its remaining golf operations in a privately negotiated transaction;

     3. the Company is in the process of engaging an investment banking firm for the private placement of subordinated debt of approximately $10-$15 million; and

     4.    a private sale of securities.

No assurance can be given that any such transactions will be consummated.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


Michael J. Blumenfeld                    (972)                    484-9484
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                 (Name)                (Area Code)            (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ X ]  Yes    [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ X ]  Yes    [   ]  No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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     The Company will report its retail segment as a discontinued operation in its Report on Form 10-Q for the quarterly period ended August 2, 1996. During the previous fiscal year, the Company reported this segment as a continuing operation. Accordingly, the Company's earnings statements for the three and nine month periods of the prior year will be restated to reflect this reporting change. In addition, as a result of the change in the Company's year end from December 31 to October 31 effected during 1995, the results of operations for the three and nine month periods of the prior year will reflect operating results for periods not historically reported by the Company.

     As a result of the above, the Company anticipates that its results of operations for the three and nine month periods ended July 31, 1995 will reflect the following (amounts in thousands except per share amounts):


                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                   ------------------      -----------------
                                     JULY 31, 1995           JULY 31, 1995
                                     -------------           -------------
     Net Revenues                       $20,644                 $52,996
                                        =======                 =======

     Earnings from Continuing
     Operations                         $   948                 $ 1,755
                                        =======                 =======

     Earnings From
     Discontinued Operations            $   684                 $ 1,380
                                        =======                 =======

     Net Earnings                       $ 1,632                 $ 3,134
                                        =======                 =======

     Earnings per share:
        Continuing Operations           $  0.13                 $  0.25
        Discontinued Operations         $  0.10                 $  0.20
                                        -------                 -------

        Net Earnings                    $  0.23                 $  0.45
                                        =======                 =======


     As discussed in Item III above, the Company is currently negotiating with its senior lender to obtain certain modifications to the Company's senior credit facility and to obtain waivers for violations of certain financial covenants. The Company anticipates that these negotiations could result in a retroactive increase in the interest rate on its current indebtedness that would require recognition in the Company's earnings statements for the three and nine month periods ended August 2, 1996.

        On May 20, 1996, the Company sold substantially all of the assets of its Gold Eagle Professional Golf Products Division (the "Gold Eagle Division"). Subsequent to the sale of the Gold Eagle Division, the Company adopted a plan to dispose of its remaining retail segment operations (which previously included the Gold Eagle Division) through a rights offering and, accordingly, reported its retail segment as a discontinued operation in its Report on Form 10-Q for the quarterly period ended May 3, 1996 and recorded a non-cash charge of approximately $13.2 million ($8.4 million after tax) to record the net assets of SSG's retail segment at estimated net realizable value and to record estimated operating losses during the disposal period. As a result of certain factors, including, among others, management's current assessment of the ultimate success of the proposed rights offering and estimates of the time required to effect such transaction, as well as its projected short-term liquidity requirements, the Company determined that a private sale of its remaining retail segment operations is a preferable method of disposal and has engaged an investment banking firm to assist in such transaction. As a result of this change in method of disposal and management's current estimates of the net proceeds to be realized from the proposed sale, the Company will report an additional charge of approximately $5.8 million ($3.7 million after tax) during the quarterly period ended August 2, 1996 relating to discontinued operations.



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                            Sport Supply Group, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     September 17, 1996              By: /s/ James R. Crawford
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                                              James R. Crawford,  Principal
                                                Accounting Officer and Principal
                                                Financial Officer



    Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.





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